FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Genoil Inc.

(Translation of registrant’s name into English)

510, 703 — 6 Ave. S.W., Calgary, Alberta, Canada T2P 3P4
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genoil Inc. Registrant
Dated: May 4, 2005	By:	/s/ Brian Korney
	Title:	Chief Financial Officer

Genoil Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL POSITION

The following Management’s Discussion and Analysis (MD&A) of financial results as provided by the management of Genoil Inc. (“Genoil” or the “Company/Corporation”) should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2004. This commentary is based upon information available to May 2, 2004.

BUSINESS OF THE CORPORATION

Genoil is primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology — the “Genoil Hydroconversion Upgrader” or “GHU”. The pilot upgrader has progressed through the development stage and the costs of commercialization are being expensed. During the year ending December 31, 2004, the Company continued to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries, while raising capital by way of capital stock private placements and short-term loans to fund its near term operations.

On June 24, 2004, Genoil announced that a contract was signed with Silver Eagle Refining-Woods Cross Inc., near Salt Lake City, Utah for the implementation of the first commercial GHU. The GHU will process up to 1,200 barrels per day of low grade atmospheric and vacuum tower distillate bottoms and convert them into higher value, lighter distillates and transportation fuels. The two companies will share in the incremental revenues generated. Genoil will participate in the net revenues generated by the GHU at varying percentages, both before and after payout. The project will be partially funded by Silver Eagle. Preliminary total cost estimates, including Silver Eagle’s portion, for the project are in excess of $10 million U.S. Genoil proposes to fund its portion of capital costs through short-term borrowings, which the Company anticipates will be replaced by project financing.

During November 2004, Genoil received 150 barrels of Lukoil-Komi heavy oil to be processed at its pilot upgrader located near Edmonton, Alberta. Subject to a positive outcome, Genoil anticipates negotiations regarding the possible design and construction of a field GHU for heavy oil at Lukoil’s Yarega facility. Lukoil is the second largest oil company in the world based upon proven reserves of hydrocarbons and the sixth largest based upon production. Lukoil controls 19% of Russian oil production and refining capacity. The Yarega oil field is located 1,500 kilometres northeast of Moscow. The testing of the Lukoil petroleum has been successfully completed.

Genoil believes that its technology for oil refining specifically the GHU has the potential, in conjunction with other forms of domestically produced energy, to assist the Western World in achieving energy independence from Middle Eastern oil producers.

Recent advances in the upgrading technology have achieved a 93.86% pitch conversion rate at temperatures of 755 degrees Fahrenheit and pressure of 1800 psi, using 5,000 standard cubic feet (scf) of hydrogen per barrel and recapturing from that 5,000 scf, 3,800 scf for future hydrocracking use.

Also during November 2004, Genoil acquired in excess of 50% of the outstanding shares of Velox Corporation in exchange for shares of Genoil and the agreement to cancel certain outstanding debts owed by Velox.

Velox has proprietary rights to a hydrocyclone technology that provides upstream high-speed separation of oil from water at the oil field and has licensed this patented technology to Genoil on an exclusive basis for the oil industry. Also, Velox has developed a ballast cleaner using the same hydrocyclone technology, that separates oil from water using centrifugal force, combining it with a filtration section and ultra-violet ray section to kill bacteria and mussels so as not to spread infections or mussels that could ecologically damage sections of the world’s waters that are not capable of defending against these living organisms. Black Sea mussels were transported from there to the Great Lakes greatly damaging the Great Lakes with a mussel contagion that could not be stopped and inflicted great ecological damage. In view of this, international shipping regulations will require ships to adopt cleaning systems that will eliminate this threat, and Velox has built a prototype unit to cope with this problem and is setting up a simulation test with a major tanker line. Genoil will supervise the aggressive marketing of this technology to the shipping industry whose market has been estimated in press reports to potentially be in the neighbourhood of ten billion dollars.

Genoil has initiated work on the Crystal 3-phase oil-water separation technology. We are now building a prototype for testing with the U. S. Coast Guard and have presented it to a major tanker line. If the Coast Guard passes on the new bilge cleaner, we will be able to commence marketing it in a most aggressive manner. The bilge cleaner has an 84,000 ship market as all ships which ply the international waters must be outfitted with a device of this nature.

The Corporation is presently engaged in the design of its first commercial hydroconversion upgrader in a US refinery. Completion of the project will require significant capital.

None of the Company’s technologies are currently generating significant revenue.

The Corporation has accumulated losses of $19.0 million to date and is not realizing any cash from operations as it has not attained commercial operations from its various patents and technology rights.

The ability of the Corporation to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Corporation’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Corporation will be able to raise the necessary capital.

The Company’s securities trade on both the TSX Venture Exchange (GNO) and the NASDAQ OTC Exchange (GNOLF).

Selected Quarterly Data     $

2004	1Q	2Q	3Q	4Q
Revenues	—	—	—	139,930
Expenses	1,850,260	2,692,609	2,971,395	1,723,226
Loss	(1,850,260)	(2,692,609)	(2,971,395)	(1,583,296)

Loss per share	(0.01)	(0.02)	(0.02)	(0.01)
Cash flow	(709,706)	(256,052)	(549,885)	(316,605)
Cash flow per share	(0.00)	(0.00)	(0.00)	(0.00)

Working capital (deficiency)	(3,044,177)	(3,784,036)	(5,121,092)	(167,558)
Debt	—	—	—	1,815,356
Total assets	9,009,294	8,590,845	6,686,191	12,702,995
Deficit	11,702,825	14,395,434	17,366,829	18,950,125

During the fourth quarter 2004, the Company recognized testing revenues of $139,930 pursuant to an agreement with Lukoil-Komi. The upgrading of Lukoil’s 150 barrels of heavy oil began in November and continued into the first quarter of 2005. The very favourable outcome of the testing process resulted in Company personnel travelling to Russia to make a technical presentation to Lukoil representatives during April 2005. Near year-end, Genoil closed a 4.6 million USD financing in the form of a 0% convertible debenture repayable in 10 years to support construction of the first commercial GHU near Salt Lake City, Utah. The fair value of the repayment obligation was discounted to a present value of 1.8 million CAD.

Selected Quarterly Data     $

2003	1Q	2Q	3Q	4Q
Revenues	5,560	—	—	4,077
Expenses	1,004,351	821,029	1,596,140	2,299,373
Loss	(998,791)	(821,029)	(1,596,140)	(2,295,296)

Loss per share	(0.01)	(0.01)	(0.01)	(0.01)
Cash flow	(642,635)	(610,988)	(565,925)	(651,648)
Cash flow per share	(0.00)	(0.00)	(0.00)	(0.00)

Working capital (deficiency)	(231,492)	(107,400)	(352,327)	(408,926)
Debt	2,698,883	2,651,408	2,707,815	2,768,741
Total assets	9,445,749	9,174,523	8,905,365	8,613,384
Deficit	5,140,100	5,961,129	7,557,269	9,852,565

CASH USED IN OPERATIONS AND LOSS FOR THE YEAR

Genoil’s operations used $1,832,248 of cash for the year ended December 31, 2004, a 26% decrease from the $2,471,196 consumed in the same period of 2003. A $1,265,684 swing in the changes in non-cash working capital is the reason for the decrease in the use of cash. The Company is actively pursuing contracts for its GHU and as a consequence, the demand for cash will not diminish in the short-run and cash flow is expected to continue to be negative in the near term.

Cash Used in Operations

	Year ended December 31
	2004	2003
Cash used in operations	$1,832,248	$2,471,196
Basic	$0.01	$0.02
Diluted	$0.01	$0.02

For the year ended December 31, 2004, the loss from operations was $9,097,560, compared to $5,711,256 for the same period in 2003. Loss for the year ended December 31, 2003 was restated to reflect the first quarter 2004 retroactive adoption of CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (resulting in an increase to the loss of $1,393,789). The year over year increase in loss is primarily due to non-cash charges for options, warrants, stock-based compensation and the write-down of the hydrogen technology.

During the third quarter of 2004, Genoil set aside its active pursuit of the production of hydrogen from water (the Gravitational Electrolysis process) and consequently wrote-off unamortized costs of $1,972,912. Due to increasing uncertainty of funding and the need to focus on upgrader operations, the Company recorded a write-down of its investment in this technology and in the fourth quarter, other impairments totalling $144,000.

REVENUE AND EXPENSES

During November 2004, Genoil entered into a contract with Lukoil-Komi to test heavy oil from the Yarega field to demonstrate the effectiveness and costs of the Genoil upgrading system for possible application to Lukoil-Komi. Genoil collected a fee of $139,930 from Lukoil to cover the operating costs of conducting the test. During the year ended December 31, 2003, revenues of $5,560 associated with jet pump sales and interest income of $4,077 were recorded.

For the year ended December 31, 2004, expenses totalled $9,237,490, compared to $5,720,893 during 2003.

Pilot Upgrader ($000s)

	Year ended December 31
	2004	2003
Pilot upgrader	671	964
Oil-water separation	210	122
Other	—	7
Total expense	881	1,093

The decrease in expenses over 2003 is reflective of the capital activity taking place regarding the US refinery retrofit and the development of a catalyst. During 2003, all expenditures were expensed.

Administrative Costs ($)

	Year ended December 31
	2004	2003
Office expenses	233,596	189,212
Business development	381,824	168,396
Insurance	54,214	51,372
Legal	299,061	195,108
Salaries/benefits	877,384	806,132
Professional fees	101,772	84,022
Shareholder services	143,805	74,090
Executive compensation	375,000	—
Directors’ fees	56,250	—
Total expense	2,522,906	1,568,332

INTEREST EXPENSE

Genoil recorded $345,500 of interest expense for the year ended December 31, 2004 compared to $225,491 charged in the same period of 2003. Interest is charged at a rate of 9% per annum on the note payable and is calculated based upon the aggregate of principal plus accrued interest outstanding. During 2004, interest expense of $75,000 was recorded on advances from a director and officer of the Company, which was discharged through the issue of capital stock.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense for the year ended December 31, 2004 totalled $742,901 compared to $868,860 expensed in 2003. The Company’s assets are depreciated or amortized on a declining balance method at rates varying between 10% and 20% per annum. During the third quarter and fourth quarters of 2004, Genoil wrote-off unamortized technology rights costs, including the Gravitational Electrolysis process of $2,116,912. This resulted in the lower depreciation and amortization charge during 2004.

The Corporation regularly reviews the valuation and amortization of the patents and technology rights and has concluded that the amortization charges cover any other impairment in the value of its investments that may have occurred.

Depreciation and Amortization Costs ($000s)

	Year ended December 31
	2004	2003
Upgraders	277	286
Patents	66	71
Technology rights	399	501
Office equipment	11	11
Total expense	743	869

OPTIONS AND WARRANTS

Genoil estimates the fair value of stock options and its warrant issued using the Black-Scholes method based on no dividend yield, 3% risk-free interest rate and 100% volatility. The fair value is expensed over the vesting period.

The expense related to the options issued was $1,858,163 and for warrants was $770,129. The corresponding charges for the year-ended December 31, 2003 were $1,055,436 and $560,000, respectively.

The Corporation granted a debtholder warrants to acquire 9,000,000 common shares at $0.20 per share prior to November 14, 2006 and 1,000,000 common shares at $0.50 per share prior to November 14, 2006. These warrants were exercised during the first quarter of 2005.

CAPITAL EXPENDITURES

Capital expenditures during 2004 were $1,053,539, compared to $255,936 in 2003. Concurrent with entry into the contract with Silver Eagle Refining-Woods Cross Inc., expenditures amounting to $689,478 and relating to the construction of the first commercial GHU have been capitalized. Genoil capitalizes expenditures only when they are of a tangible nature or they relate to the acquisition of new technologies.

Genoil issued 1,650,000 common shares valued at $241,700 as consideration, for the worldwide right to market a cyclonic separation technology.

LIQUIDITY AND CAPITAL RESOURCES

The Company used $1,832,248 ($0.01 per share) of cash in its operations during 2004 (2003 — a use of $2,471,196 or $0.02 per share). The Company expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.

The Corporation has agreed to build and install a hydroconversion upgrader in a U.S. refinery in exchange for a share in the incremental revenues the upgrader will generate. Design, construction and implementation costs are estimated to be in excess of U.S. $10 million.

At December 31, 2004, the Corporation had a working capital deficiency of $167,558, which includes $3,024,991 relating to a note payable and $1,655,345 due to related parties. During the first quarter of 2005, the note payable was simultaneously discharged with the proceeds of the warrant exercised by the noteholder.

At December 31, 2004, Genoil had 219,170,153 shares outstanding on a fully diluted basis — 178,880,056 basic, 24,312,738 stock options and 15,977,359 warrants. At May 2, 2005, Genoil had 220,582,725 shares outstanding on a fully diluted basis — 189,342,056 basic, 25,289,238 stock options and 5,951,431 warrants.

To preserve cash, the Corporation enters into a “shares for debt” exchange with its creditors willing to accept such arrangement. No specific number of shares have been reserved for the “shares for debt” program, but each transaction is in accordance with Policy 4.3 — Shares for Debt of the TSX Venture Exchange.

RISKS AND UNCERTAINTIES

To date the Corporation has not achieved commercial operations from its various patents and technology rights. At December 31, 2004, the Corporation had working capital of $882,443. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.

Genoil has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue Genoil’s business development and marketing activities. If Genoil does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.

ACCOUNTING CHANGES

Pursuant to an amended accounting pronouncement for stock-based compensation, the Company changed its accounting for options granted to employees, officers and directors in 2002 and 2003 under the stock option from the intrinsic method to the fair value method. Application of the fair value method results in recognition of compensation expense in the statement of losses (previously provided as note disclosure) with a corresponding amount to contributed surplus. The new method has been applied retroactively with restatement of the 2003 financial statements.

RELATED PARTY TRANSACTIONS

See note 9 to the consolidated financial statements.

OUTLOOK

The Company believes that progress towards commercialization of its technologies will allow it to raise the capital necessary to emerge from its historical financial predicament and attain profitable operations. The commercialization of Genoil’s GHU represents a key stage in the Company’s growth and will be a turning point in its history. Until now, Genoil has principally been a development company, but with the advent of the US refinery contract, commercialization has begun for one of Genoil’s most important technologies. Genoil intends to market its GHUs at other refinery locations throughout the world. There are approximately 13 million barrels per day of refinery bottoms that have the potential to be upgraded to lighter products using the GHU process. Genoil believes that the GHU can have a substantial positive impact on the shortage of transportation fuels being experienced worldwide and assist the Western World in gaining energy independence from Middle Eastern oil producers.

READER ADVISORY

Statements in this document may contain forward-looking information. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties and other factors, many of which are beyond control of the Company. The reader is cautioned not to place undue reliance on this forward-looking information.

Consolidated Financial Statements of

GENOIL INC.

Years ended December 31, 2004 and 2003

MANAGEMENT’S REPORT

Management, in accordance with Canadian generally accepted accounting principles, has prepared the accompanying consolidated financial statements of Genoil Inc. Financial and operating information presented throughout this Annual Report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity of the financial information. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

KPMG LLP were appointed by the Corporation’s shareholders to perform an examination of the corporate and accounting records so as to express an opinion on the consolidated financial statements. Their examination included a review and evaluation of the Corporation’s internal control systems and included such test and procedures, as they considered necessary, to provide reasonable assurance that the consolidated financial statements are presented fairly in accordance with Canadian generally accepted accounting principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee. The Audit Committee meets with management and the independent auditors to ensure that management’s responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval.

The Audit Committee also considers the independence of the external auditors and reviews their fees. The external auditors have access to the Audit Committee without the presence of management.

(Signed)	(Signed)
“David K. Lifschultz”	“Brian D. Korney”
President & Chief Executive Officer	Chief Financial Officer
May 2, 2005

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Genoil Inc. as at December 31, 2004 and 2003 and the consolidated statements of loss, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed)
“KPMG LLP”
Chartered Accountants
May 2, 2005
Calgary, Canada

GENOIL INC.
Consolidated Balance Sheets

As at December 31, 2004 and 2003

	2004	2003
		(restated)
Assets:

Current assets
Cash	$—	$151,615
Cash in trust — convertible debentures (note 8)	5,638,220	—
GST receivable	57,651	20,031

	5,695,871	171,646

Upgraders (note 4)	3,416,345	2,675,349

Patents and technology rights (note 5)	3,537,198	5,715,911

Office equipment (note 6)	53,581	50,478

	$12,702,995	$8,613,384

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,183,093	$495,381
Due to related parties	1,655,345	85,191
Note payable, secured (note 7)	3,024,991	—

	5,863,429	580,572

Note payable, secured (note 7)	—	2,768,741

Due to investors	—	225,117

Convertible debentures (note 8)	1,815,356	—

Shareholders’ equity:
Share capital (note 9)	15,576,995	13,167,509
Warrants to purchase common shares (note 10)	2,386,457	560,000
Contributed surplus (note 11)	6,010,883	1,164,010
Deficit	(18,950,125)	(9,852,565)

	5,024,210	5,038,954

Future operations (note 1)
Commitments (note 12)
Subsequent events (note 16)

	$12,702,995	$8,613,384

See accompanying notes to consolidated financial statements.

“David K. Lifschultz”	Brian D. Korney

Director	Director

GENOIL INC.
Consolidated Statements of Loss

Years ended December 31, 2004 and 2003

	2004	2003
		(restated)
Revenue:
Pilot upgrader	$139,930	$5,560
Interest	—	4,077

	139,930	9,637

Expenses:
Pilot upgrader	880,979	1,092,774
Administration	2,522,906	1,568,332
Stock based compensation (note 9)	1,858,163	1,055,436
Interest	345,500	225,491
Warrants issued to note holder (note 7)	770,129	560,000
Write-down of technology rights (note 5)	2,116,912	—
Dispute settlement (note 9)	—	350,000
Depreciation and amortization	742,901	868,860

	9,237,490	5,720,893

Loss for the year	$(9,097,560)	$(5,711,256)

Loss per share:
Basic and diluted	$(0.05)	$(0.04)

Consolidated Statements of Deficit

Years ended December 31, 2004 and 2003

	2004	2003
		(restated)
Deficit, beginning of year (previously reported)	$(8,940,351)	$(4,062,884)
Adjustment for retroactive adoption of stock-based compensation (note 3)	(912,214)	(78,425)

Deficit, beginning of year (restated)	(9,852,565)	(4,141,309)
Loss for the year	(9,097,560)	(5,711,256)

Deficit, end of year	$(18,950,125)	$(9,852,565)

See accompanying notes to consolidated financial statements.

GENOIL INC.
Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003

	2004	2003
		(restated)
Cash provided by (used in):

Operations:
Loss for the year	$(9,097,560)	$(5,711,256)
Non-cash items:
Depreciation and amortization	742,901	868,860
Interest charges on note payable	256,250	225,491
Interest charges on related party advances	75,000	—
Stock-based compensation	1,858,163	1,055,436
Warrants issued to lender	770,129	560,000
Write-down of technology rights	2,116,912	—
Shares issued on settlement of dispute	—	350,000
Changes in non-cash working capital	1,445,957	180,273

Cash used in operations	(1,832,248)	(2,471,196)

Financing:
Issuance of common shares	1,509,137	1,645,654
Share issue costs	(270,119)	(90,360)
Advances from investors	—	225,117
Advances from related parties	1,495,154	—
Convertible debentures	5,638,220	—

	8,372,392	1,780,411
Investments:
Additions to:
Hydroconversion upgrader	(689,478)	—
Pilot upgrader	(199,044)	(206,532)
Patents and technology rights	(150,447)	(40,000)
Office equipment	(14,570)	(9,404)

	(1,053,539)	(255,936)

Increase (decrease) in cash	5,486,605	(946,721)
Cash, beginning of year	151,615	1,098,336

Cash, end of year	$5,638,220	$151,615

Cash payments for:
Interest	$14,250	$—

Non-cash items not included in the statements of cash flows are as follows:

Issuance of common shares for technology rights	$371,661	$—
Issuance of common shares on settlement of debts	795,865	440,455

See accompanying notes to consolidated financial statements.

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

General:

Genoil Inc. (the “Corporation”) is incorporated under the Canada Business Corporations Act and is a technology development Corporation in the oil and gas industry.

1.	Future operations:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Corporation will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption as the Corporation has accumulated losses $18.8 million to date and is not realizing any cash from operations as it has not attained commercial operations from its various patents and technology rights.

The Corporation is presently engaged in the design of its first commercial hydroconversion upgrader in a US refinery. Completion of the project will require significant capital.

The ability of the Corporation to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Corporation’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Corporation will be able to raise the necessary capital.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern assumption was not appropriate for these financial statements, adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

2.	Significant accounting policies:

(a)	Basis of presentation:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the results of the Corporation and its wholly owned subsidiaries.

Since a determination of certain assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgment.

(b)	Inventory:

Inventories of material are recorded at the lower of cost and net realizable value.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 2

Years ended December 31, 2004 and 2003

(c)	Upgraders and office equipment:

The upgraders and office equipment are recorded at cost. Renewals and betterments are capitalized. Repairs and maintenance costs are charged to operations as incurred. Depreciation is provided using the following methods and annual rates:

Upgraders	10% declining balance
Office equipment and furniture	20% straight line

(d)	Patents and technology rights:

Patents are recorded at cost and are amortized over ten years on a declining basis. Pending patent costs are not amortized until the patents are registered.

Technology rights are recorded at cost. Amortization is provided on a straight-line basis over the estimated useful life.

The Corporation periodically reviews the valuation and amortization of the patents and technology rights, taking into consideration any events and circumstances which might have impaired the value. The Corporation assesses impairment by determining whether the unamortized balance can be recovered from estimates of expected undiscounted cash flows related to patent and technology rights use.

(e)	Foreign currency translation:

Accounts of foreign operations, which are considered financially and operationally integrated, are translated to Canadian dollars using average rates for the year for revenue and expenses, except depreciation and amortization which are translated at the rate of exchange applicable to the related assets. Gains or losses resulting from these translation adjustments are included in earnings. Monetary assets are translated at current exchange rates and non-monetary assets are translated using historical rates of exchange.

(f)	Stock-based compensation:

The Corporation has a stock option plan as described in note 9.

The Corporation follows the fair value method of accounting for stock based payments made to employees, officers and directors. An estimate of fair value for each option agreement is calculated using the Black-Scholes option-pricing model at the time the options are granted. The balances and results for prior periods have been restated to reflect the retroactive adoption of the fair value method.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 3

Years ended December 31, 2004 and 2003

(g)	Income taxes:

The Corporation follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted or subsequently enacted tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(h)	Per share amounts:

Basic per share amounts are calculated using the weighted average number of shares outstanding during the reporting period. Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the reporting period. The weighted average number of shares outstanding is then adjusted by the net change.

3.	Changes in accounting policies:

(a)	Stock based compensation:

Effective January 1, 2004 Genoil retroactively adopted new Canadian accounting standards for stock based compensation. The standard requires that equity instruments awarded to directors, officers and employees be measured at fair value and recognized over the related period of service.

Under this standard, compensation costs attributable to all stock options granted is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase in contributed surplus. Consideration paid upon the exercise of the stock options is recorded as an increase to share capital together with corresponding amounts previously recognized in contributed surplus.

Pursuant to the transitional rules, the expense recognized applies to stock options granted on or after January 1, 2002. The Corporation elected to apply the standard retroactively with restatement, resulting in an increase to contributed surplus and a corresponding decrease to retained earnings at January 1, 2004 of $78,425. The adoption of the new accounting policy for stock based compensation resulted in the Corporation recording an expense and an increase in the 2003 reported loss of $833,789 ($0.01 per share).

GENOIL INC.
Notes to Consolidated Financial Statements, Page 4

Years ended December 31, 2004 and 2003

4.	Upgraders:

	Pilot upgrader			Hydroconversion upgrader
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net	Total
Balance, December 31, 2002	$3,343,416	$(588,813)	$2,754,603	$—	$—	$—	$2,754,603
Additions	206,532	—	206,532	—	—	—	206,532
Deprecation	—	(285,786)	(285,786)	—	—	—	(285,786)

Balance, December 31, 2003	3,549,948	(874,599)	2,675,349	—	—	—	2,675,349
Additions	199,004	—	199,004	819,477	—	—	1,018,482
Depreciation	—	(277,485)	(277,485)	—	—	—	(277,485)

Balance, December 31, 2004	$3,748,952	$(1,152,084)	$2,596,868	$819,477	$—	$819,477	$3,416,345

In 2004 the Corporation incurred design and material costs of $819,477 for the hydroconversion upgrader installation (see note 12).

Recovery of the upgraders costs remain uncertain. Recovery of these costs depends on the implementation of commercial applications for the upgrader and ultimately attaining profitable operations.

5.	Patents and technology rights:

	Patents			Technology rights
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net	Total
Balance, December 31, 2002	$816,201	$(130,745)	$685,456	$6,238,437	$(676,353)	$5,562,084	$6,247,540
Additions	40,000	—	40,000	—	—	—	40,000
Deprecation	—	(70,546)	(70,546)	—	(501,083)	(501,083)	(571,629)

Balance, December 31, 2003	856,201	(201,291)	654,910	6,238,437	(1,177,436)	5,061,001	5,715,911
Additions	448	—	448	391,700	—	391,700	392,148
Depreciation	—	(65,513)	(65,513)	—	(388,436)	(388,436)	(453,949)
Write-down*	—	—	—	(2,405,000)	288,088	(2,116,912)	(2,116,912)

Balance, December 31, 2004	$856,649	$(266,804)	$589,845	$4,225,137	$(1,277,784)	$2,947,353	$3,537,198

*In the third quarter of 2004, the Corporation set aside its pursuit of the production of hydrogen from water. In the fourth quarter of 2004, the Corporation wrote-down $144,000 of unamortized costs related to certain technology rights that were assessed to be impaired.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 5

Years ended December 31, 2004 and 2003

The patents include fluid gas integration, crude oil and bitumen treatment and oil-water separation. These patents expire from 2019 to 2021.

The Corporation has the worldwide rights, except for Europe, for oil-water separation technology. The term of these rights ranges from 5 to 10 years, depending on the country.

Recovery of the patents and technology rights costs remain uncertain. Recovery of these costs depends on the commercial application of its patents and technology rights and ultimately attaining profitable operations.

6.	Office equipment:

	Office	Accumulated
	equipment	depreciation	Total
Balance, December 31, 2002	$70,694	$(18,176)	$52,518
Additions	9,404	—	9,404
Depreciation	—	(11,444)	(11,444)

Balance, December 31, 2003	80,098	(29,620)	50,478
Additions	14,570	—	14,570
Depreciation	—	(11,467)	(11,467)

Balance, December 31, 2004	$94,668	$(41,087)	$53,581

7.	Note payable:

	2004	2003
Principal	$2,300,000	$2,300,000
Accrued interest	724,991	468,741

	$3,024,991	$2,768,741

The funds to finance the acquisition of substantially all of the upgrader related patent and technology rights and certain other patent and technology rights were borrowed from an oil and gas producer. The loan was initially due in 2002. The note holder agreed to a number of extensions of the due date of principal and interest. The loan, secured by all the assets, has quarterly interest payments at 9% per annum.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 6

Years ended December 31, 2004 and 2003

Pursuant to the original loan agreement, the Corporation granted a right to acquire 9,000,000 common shares at $0.20 per share prior to November 14, 2006 and 1,000,000 common shares at $0.50 per share prior to November 14, 2006. Using the Black-Scholes option-pricing model, the fair value of these rights was estimated to be $1,564,000. As this amount is being recognized as a financing cost over the term of the note, an expense of $770,129 has been included in the 2004 loss with a corresponding increase in contributed surplus (2003 — $560,000).

Subsequent to year-end, the lender exercised its rights. The proceeds were used to repay the note and accrued interest.

8.	Convertible debentures:

On December 23, 2004 the Corporation received $5,638,220 and issued non-interest bearing convertible debentures. The debentures mature in December 2014 and are convertible at any time prior to December 23, 2014 into common shares at $0.44 per share. The Corporation can require conversion of the debentures if the common share trading price exceeds $1.55 per share during the term. The debenture holders were issued 3,203,534 warrants entitling them to purchase 3,203,534 common shares at a price of $0.85 per share at any time prior to December 23, 2009.

The fair value of the repayment obligation, being the present value of the future principal payment using a discount factor of 12%, was estimated to be $1,815,356. The fair value of the warrants was estimated to be $834,153. To estimate the fair value of the warrants, the Corporation used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 100%; risk-free rate of 3%; and expected life 10 years.

The fair value of the holders’ conversion options was $2,988,710, being the residual amount of the proceeds received.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 7

Years ended December 31, 2004 and 2003

9.	Share capital:

(a)	Authorized:

An unlimited number of common shares without par value

(b)	Issued:

Changes in the share capital are as follows:

	Number of
	Shares	Amount
Balance, December 31, 2002	141,948,050	$10,821,762
Private placements
Directors, officers and employees	976,591	100,000
Others	11,976,101	1,455,292
In settlement of accounts payable
Directors, officers and employees	1,986,862	109,686
Others	924,805	330,769
In settlement of contractual dispute	1,250,000	350,000

Balance, December 31, 2003	159,035,409	13,167,509
Private placements
Directors, officers and employees	1,403,592	196,503
Others	9,239,228	1,070,712
In settlement of accounts payable
Directors, officers and employees	1,674,999	446,250
Others	1,010,640	155,654
Reimbursement of directors and officers	1,940,000	194,000
Issued for technology rights	1,650,000	241,661
Issued for services on hydroconversion upgrader	1,000,000	130,000
Stock options exercised	1,507,167	183,508
Warrants exercised	419,021	61,317
Share issue expenses	—	(270,119)

Balance, December 31, 2004	178,880,056	$15,576,995

In April 2004 the Corporation issued 10,642,820 units at $0.14 per unit. Each unit consisted of one common share and three-tenths of one non-transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional common share at a price of $0.15 for a period of two years. $1,267,215 and $222,175 of the proceeds received on the issue of units was allocated to common shares and warrants to purchase common shares, respectively.

In August 1998, the shareholders approved a $17,700,083 reduction in stated capital. As a result, the deficit and capital stock were reduced by this amount.

In October 2001, the shareholders approved a reduction in stated capital. As a result, the deficit was reduced by $36,045,353 and contributed surplus and capital stock were reduced by $21,094,369 and $14,950,984, respectively.

The legal capital of the Corporation exceeds the stated capital by $15,200,000.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 8

Years ended December 31, 2004 and 2003

(c)	Stock-based compensation:

The Corporation has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the board when the option is granted, but the term cannot exceed 10 years from the date upon which the option is granted. The maximum number of common shares that may be reserved for issuance in aggregate pursuant to options granted under the plan is fixed at 32,000,000 and the maximum number of common shares that may be optioned to any one person, in aggregate at any one time is 5% of the total number of common shares issued and outstanding on the date of the grant.

Changes in the stock options outstanding for each of the two years ended December 31, 2004 and 2003 are as follows:

	2004		2003
		Weighted		Weighted
	Number	average	Number	average
	of	exercise	of	exercise
	options	price	options	price
Outstanding, beginning of year	14,910,400	$0.12	9,320,002	$0.13
Granted to employees, directors and officers	10,850,000	0.16	7,550,000	0.12
Granted to consultants	1,392,839	0.22	1,840,398	0.16
Cancelled	(1,333,334)	0.10	(3,800,000)	0.12
Exercised	(1,507,167)	0.12	—	—

Outstanding, end of year	24,312,738	0.15	14,910,400	0.12

The options granted to directors, officers and employees may be exercised over five years from the date of granting and expire from time to time to January 2009. The weighted average remaining contractual life of the options at December 31, 2004 is 3.5 years (December 31, 2003 — 3.8 years). The options granted to consultants vest immediately.

The fair value of options granted in 2004 was $1,712,801 (2003: $1,111,352) using the Black Scholes option-pricing model with the following weighted average assumptions: zero dividend yield; expected volatility of 100%; risk-free rate of 3%; and expected life of five years.

(d)	Due to investors:

In 2003 advances from investors totaling $225,117 pursuant to a proposed private placement of common share units at a price of $0.14 per common share were received prior to closing.

(e)	Per share amounts:

Per share amounts have been calculated based on the weighted average number of shares outstanding. The weighted average shares outstanding for the year ended December 31, 2004 was 169,821,090 (2003 — 145,736,585).

GENOIL INC.
Notes to Consolidated Financial Statements, Page 9

Years ended December 31, 2004 and 2003

In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding during the year ended December 31, 2004 (2003 — nil) as they are anti-dilutive.

10.	Warrants to purchase common shares:

	2004		2003
	Number	Average	Number	Average
	of	exercise	of	exercise
	warrants	price	warrants	price
Outstanding, beginning of year	21,737,500	$0.30	11,737,500	$0.40
Issued to note holder	—	—	10,000,000	0.23
Granted on share issue	3,192,846	0.15	—	—
Convertible debenture issuance	3,203,534	0.85	—	—
Exercised	(419,021)	0.15	—	—
Expired	(11,737,500)	0.40	—	—

Outstanding, end of year	15,977,359	$0.34	21,737,500	$0.32

	December 31,	December 31,
	2004	2003
Balance, beginning of year	$560,000	$—
Issued to note holder (note 7)	770,129	560,000
Granted on share issue	256,000	—
Transfer to share capital on exercise of warrants	(33,825)	—
Convertible debenture issuance	834,153	—

Balance, end of year	$2,386,457	$560,000

11.	Contributed surplus

	December 31,	December 31,
	2004	2003
Balance, beginning of year	$1,164,010	$108,574
Stock options issued to consultants	215,170	221,647
Stock options issued to employees, officers and directors	1,642,993	833,789
Fair value of holders’ conversion option (note 8)	2,988,710	—

Balance, end of year	$6,010,883	$1,164,010

GENOIL INC.
Notes to Consolidated Financial Statements, Page 10

Years ended December 31, 2004 and 2003

12.	Commitments

The Corporation has agreed to build and install a hydroconversion upgrader in a U.S. refinery in exchange for a share in the incremental revenues the upgrader will generate. Total design, construction and implementation costs are estimated to be in excess of U.S. $10 million.

13.	Income taxes

Corporate income taxes differ from the expected rate for the following reasons:

	2004	2003
Expected taxes at 34.62% and 35.62% respectively	$(3,149,575)	$(2,034,349)
Benefit of current year’s losses not recognized	3,149,575	2,034,349

	$—	$—

The components of the net future tax assets are as follows:

	2004	2003
Losses and tax credits	$8,415,490	$6,602,000
Capital and other amounts asset	525,000	525,000
Other	10,000	10,000

	8,950,490	7,137,000
Capital and other amounts liability	(3,249,982)	(3,006,000)
Valuation allowance	(5,700,508)	(4,131,000)

	$—	$—

The Corporation has accumulated Canadian tax pools available for future deductions of $3.1 million (2003 — $4.8 million) and Canadian non-capital losses for income tax purposes amounting to $23.8 million (2003 — $16.8 million). The non-capital losses expire from time to time to 2014. The Corporation has not recorded the benefit on the tax losses.

14.	Related party transactions:

Due to related parties:

	2004	2003
Directors	$1,244,379	$—
Companies controlled by directors	410,966	85,191

	$1,655,345	$85,191

GENOIL INC.
Notes to Consolidated Financial Statements, Page 11

Years ended December 31, 2004 and 2003

In 2004, the Corporation raised $900,000 through two short-term loans from a director and officer. Each loan was to have a maximum term of no greater than six months. As compensation for the loan, the Corporation will issue to the lender 300,000 common shares at a deemed price of $0.25 per share. The value of the shares to be issued, being $75,000, has been accrued as a liability and an interest cost in 2004.

In 2004, the Corporation acquired certain technology assets and services from third parties; the purchase was financed by two directors and senior officers. This liability was settled by the issuance of 1,940,000 common shares at a deemed price of $0.10 per common share.

The Corporation has accrued salaries of $375,000, pursuant to employment contracts and a board of directors resolution, payable to directors and senior officers of the Corporation to compensate them for 2004 employment services. These amounts will be paid in 2005 by the issuance of common shares of the Corporation.

A director and officer of the Corporation and an entity associated with him subscribed for $306,425 of the convertible debentures issued effective December 23, 2004 and were assigned 174,106 share purchase warrants.

15.	Financial instruments:

The Corporation is exposed to foreign currency fluctuations as certain of its obligations are U.S. dollar denominated. At December 31, 2004 and 2003 there were no contracts in place to manage this exposure.

Fair value estimates are made as of a specific point in time, using specific available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision. For cash, accounts receivable, accounts payable and accrued liabilities and due to related parties the carrying amounts approximate the fair value due to the short maturity of these instruments. It has been determined that the fair value of the note payable approximates the carrying value as the note holder was paid the carrying value subsequent to year end.

16.	Subsequent events:

On February 3, 2005, the holder of the note payable in the amount of $2,300,000 exercised 10 million rights to purchase 10 million common shares of the Corporation. The proceeds were used to pay the note payable plus accrued interest.

On February 9, 2005, the Corporation issued 358,259 common shares at a deemed price of $0.26 per share to eliminate $93,147 of debt to a former officer and a Corporation controlled by that former officer.

In March 2005, the Corporation repaid related party advances of $1,296,066.